# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QUANTUM CORPORATION, CIK 0000709283
CUSIP: 747906501
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 224 Airport Parkway, Suite 550, San Jose, California (CA), 95110
Date of event which requires filing of this statement: 04/15/2025
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Pacific Investment Mgmt Co LLC, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949) 720-6000

## Reporting persons
- Pacific Investment Management Company LLC (CIK 0001163368): type of reporting person: investment adviser (IA), other (OO); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: QUANTUM CORPORATION
Address of issuer's principal executive offices: 224 Airport Parkway, Suite 550, San Jose, California (CA), 95110
Comment: This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 28, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2022, Amendment No. 3 to Schedule 13D filed with the SEC on August 24, 2022, Amendment No. 4 to Schedule 13D filed with the SEC on June 14, 2023, Amendment No. 5 to Schedule 13D filed with the SEC on July 14, 2023, Amendment No. 6 to Schedule 13D filed with the SEC on August 15, 2024, Amendment No. 7 to Schedule 13D filed with the SEC on January 7, 2025, Amendment No. 8 to Schedule 13D filed with the SEC on March 21, 2025 and Amendment No. 9 filed with the SEC on March 31, 2025 (together with this Amendment No. 10, the "Schedule 13D") relating to the Common Stock of the Company, the principal executive offices of which are located at 224 Airport Parkway, Suite 550, San Jose, California 95110. Only those items that are hereby reported are amended; all other items reported in the original Schedule 13D, as amended, remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the original Schedule 13D, as amended.

## Item 2. Identity and Background
Citizenship: Enter occupation*

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: On April 15, 2025, the Reporting Person sold 289,620 shares of Common Stock held by OC II and 672,507 shares of Common Stock held by OC III to an investment bank in a privately negotiated block trade at a price of $10.25 per share. Except to the extent reported in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Common Stock during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 4/15/2025

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton / Senior Vice President (04/17/2025)